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                                                                   EXHIBIT 23.02

The Board of Directors
Keynote Systems, Inc:

We consent to the incorporation by reference in the registration statement on Form S-8 of Keynote Systems, Inc. filed on or about October 13, 2000, of our report dated October 25, 1999, relating to the balance sheets of Keynote Systems, Inc. as of September 30, 1998 and 1999, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the years in the three-year period ended September 30, 1999, and the related financial statement schedule, which report appears in the September 30, 1999 annual report on Form 10-K of Keynote Systems, Inc.


/s/ KPMG LLP

Mountain View, California
October 13, 2000